82-3103

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **APASCO** Quarter: **2** Year: **2002**

APASCO S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
AT JUNE 30 OF 2002 AND 2001
(Thousands of Pesos)

02 SEP 24

Final Printing

02076291

SUPPL

REF S		QUARTER OF PRESENT		QUARTER OF	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	17,091,239	100	16,932,848	100
2	**CURRENT ASSETS**	3,088,218	18	3,551,273	21
3	CASH AND SHORT-TERM INVESTMENTS	1,424,725	8	1,802,516	11
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	1,061,958	6	1,021,698	6
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	41,904	0	41,913	0
6	INVENTORIES	480,439	3	492,008	3
7	OTHER CURRENT ASSETS	79,192	0	193,138	1
8	**LONG-TERM**	1,942,128	11	1,829,263	11
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	15,638	0	18,639	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	1,926,490	11	1,810,624	11
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	11,787,315	69	11,297,536	67
13	PROPERTY	5,970,287	35	5,580,153	33
14	MACHINERY AND INDUSTRIAL	12,903,653	75	10,132,967	60
15	OTHER EQUIPMENT	1,831,058	11	1,521,032	9
16	ACCUMULATED DEPRECIATION	9,208,218	54	6,892,464	41
17	CONSTRUCTION IN PROGRESS	290,535	2	955,848	6
18	**DEFERRED ASSETS (NET)**	273,578	2	254,776	2
19	**OTHER ASSETS**	0	0	0	0
20	**TOTAL LIABILITIES**	6,951,714	100	7,590,404	
21	**CURRENT LIABILITIES**	1,700,205	24	1,552,241	20
22	SUPPLIERS	318,735	5	391,341	5
23	BANK LOANS	562,578	8	533,515	7
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	318,735	5	243,829	3
26	OTHER CURRENT LIABILITIES	500,157	7	383,556	5
27	**LONG-TERM LIABILITIES**	2,222,145	32	2,542,824	34
28	BANK LOANS	2,222,145	32	2,542,824	34
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	3,029,364	44	3,495,339	46
32	**OTHER LIABILITIES**	0	0	0	0
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	10,139,525		100 9,342,444	
34	**MINORITY INTEREST**				
35	**MAJORITY INTEREST**	10,139,525	100	9,342,444	100
36	**CONTRIBUTED**	6,693,741	66	6,703,465	72
37	PAID-IN CAPITAL STOCK (NOMINAL)	205,171	2	213,488	2
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	5,938,847	59	5,940,155	64
39	PREMIUM ON SALES OF SHARES	549,723	5	549,822	6
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	3,445,784	34	2,638,979	28
42	RETAINED EARNINGS AND CAPITAL RESERVE	5,016,250	49	4,395,464	47
43	REPURCHASE FUND OF SHARES	838,378	8	893,884	10
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(3,258,212)	(32)	(3,508,024)	(38)
45	NET INCOME FOR THE YEAR	849,368	8	857,655	9

PROCESSED
OCT 02 2002
THOMSON FINANCIAL

dlw 9/24

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **APASCO** QUARTER: **2** YEAR **2002**
APASCO S.A DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**4,638,726**	**100**	**4,566,139**	**100**
2	COST OF SALES	2,774,029	60	2,852,527	62
3	**GROSS INCOME**	**1,864,697**	**40**	**1,713,612**	**38**
4	OPERATING	377,143	8	442,461	10
5	**OPERATING**	**1,487,554**	**32**	**1,271,151**	**28**
6	TOTAL FINANCING	147,789	3	(57,076)	(1)
7	**INCOME AFTER FINANCING COST**	**1,339,765**	**29**	**1,328,227**	**29**
8	OTHER FINANCIAL OPERATIONS	(12,261)	0	(11,807)	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**1,352,026**	**29**	**1,340,034**	**29**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	541,741	12	510,523	11
11	**NET INCOME AFTER TAXES AND WORKERS' SHARING**	**810,285**	**17**	**829,511**	**18**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	44,311	1	13,717	0
13	**CONSOLIDATED NET INCOME OF**	**854,596**	**18**	**843,228**	**18**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**854,596**	**18**	**843,228**	**18**
16	EXTRAORDINARY ITEMS NET EXPENSES	5,228	0	(14,427)	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**849,368**	**18**	**857,655**	**19**
19	NET INCOME OF MINORITY INTEREST				
20	**NET INCOME OF MAJORITY INTEREST**	**849,368**	**18**	**857,655**	**19**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **APASCO** QUARTER: **2** YEAR: **2002**
APASCO S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET**	**849,368**	**857,655**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	588,109	259,220
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**1,437,477**	**1,116,875**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(136,338)	(402,800)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**1,301,139**	**714,075**
6	CASH FLOW FROM EXTERNAL FINANCING	(283,547)	1,326,075
7	CASH FLOW FROM INTERNAL FINANCING	(965,293)	(908,450)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(1,248,840)**	**417,625**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(244,986)**	**(370,086)**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	(192,687)	761,614
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	1,617,412	1,040,902
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	1,424,725	1,802,516

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **APASCO** QUARTER: **2** **2002**

APASCO S.A DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD		
1	NET INCOME TO NET SALES	18.31 %	18.78 %
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	17.99 %	20.33 %
3	NET INCOME TO TOTAL ASSETS (**)	10.67 %	11.21 %
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	43.15 %	35.17 %
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	3.24 %	1.98 %
	ACTIVITY		
6	NET SALES TO NET ASSETS (**)	0.55 times	0.56 times
7	NET SALES TO FIXED ASSETS (**)	0.80 times	0.84 times
8	INVENTORIES ROTATION (**)	10.64 times	11.83 times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	36 days	35 days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	2.79 %	5.98 %
	LEVERAGE		
11	TOTAL LIABILITIES TO TOTAL ASSETS	40.67 %	44.83 %
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.69 times	0.81 times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	41.67 %	42.92 %
14	LONG-TERM LIABILITIES TO FIXED ASSETS	18.85 %	22.51 %
15	OPERATING INCOME TO INTEREST PAID	19.90 times	13.15 times
16	NET SALES TO TOTAL LIABILITIES (**)	1.36 times	1.25 times
	LIQUIDITY		
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.82 times	2.29 times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.53 times	1.97 times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.44 times	0.47 times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	83.80 %	116.12 %
	CASH FLOW		
21	CASH FLOW FROM NET INCOME TO NET SALES	30.99 %	24.46 %
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(2.94) %	(8.82) %
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	17.40 times	7.39 times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	22.70 %	317.53 %
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	77.30 %	(217.53) %
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	100.74 %	105.30

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE